SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                Report on Form 6-K for the Month of October 2002
                             Dated October 23, 2002



                         Commission File Number 0-19379


                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)


                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                  Form 20-F |X|              Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                         Yes |_|              No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)


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Annex 1 Banco Comercial Portugues, S.A. (the "Bank") has announced that it has reached an agreement with Eureko B.V., based in Amsterdam, Netherlands, and with Achmea Association, based in Zeist, Netherlands, on the following:

            a) BCP will sell 20.86% of Eureko B.V.'s share capital to Eureko B.V. As a result of this operation, the remaining participation of the Bank in Eureko B.V.'s voting capital will be 5.0%

            b) The Bank will, in exchange, acquire 100% of the capital of Seguros & Pensoes SGPS, based in Lisbon.

            c) The difference in value of the two shareholdings will result in a payment in cash of (euro) 150 million by the Bank to Eureko B.V., half of which will be used to repay an intra-group loan granted by Seguros e Pensoes to Eureko B.V.

      The consideration for accounting purposes of this transaction is (euro) 798 million.


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       BANCO COMERCIAL PORTUGUES, S.A.


                                       By: /s/ Antonio Rodrigues
                                          --------------------------------
                                           Antonio Rodrigues
                                           Member of the Board of Directors


                                       By: /s/ Luis Gomes
                                          --------------------------------
                                           Luis Gomes
                                           General Manager


Date: October 23, 2002


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                                                                         Annex 1

For immediate release                                           October 22, 2002


                                  ANNOUNCEMENT


Lisbon, 22nd October 2002 -Banco Comercial Portugues S.A. (BCP, NYSE: BPC, LSE:
BCP) hereby announces that it has reached an agreement with Eureko B.V., based in Amsterdam, Netherlands, and with Achmea Association, based in Zeist, Netherlands, on the following:

      a) BCP sells 20.86% of Eureko B.V. share capital. These shares will be acquired by Eureko B.V. As result of this operation, the remaining participation of Banco Comercial Portugues in Eureko B.V. voting capital will be of 5.0%

      b) Banco Comercial Portugues will, in exchange, acquire 100% of the capital of Seguros & Pensoes SGPS, based in Lisbon.

      c) The difference in value of the two shareholdings has resulted in a payment in cash of (euro) 150 million by Banco Comercial Portugues to Eureko B.V., half of which will be used to repay an intra-group loan granted by Seguros e Pensoes to Eureko B.V..

The consideration for accounting purposes of this transaction is (euro) 798 million.

The completion of this transaction is subject to documentation and statutory and regulatory approvals. This will enable Banco Comercial Portugues to pursue its strategy focused on retail, namely in bancassurance, leveraging the existing operational platforms and the domestic branch network, reducing its exposure to non-core insurance activities and to foreign markets. The ownership of the capital of Seguros & Pensoes SGPS allows for further strategic flexibility to future development and focus of the insurance activity of the Group in Portugal.

Additionally, by maintaining its participation in Eureko B.V. Group, though at a significant lower level when compared to the previous participation, BCP and Eureko will be enabled to continue to develop joint initiatives, namely in Asset Management and in Bancassurance in Poland and Greece.

In order to finance the above transaction and maintain an adequate capital position, BCP's Board of Directors hereby informs that it will, according to its statutory powers as approved by the General Shareholders Meeting, issue, through one of its subsidiary companies, preferred shares with a mandatory conversion into BCP ordinary shares, in the amount of (euro) 500 millions, with preferential rights to BCP shareholders.

BCP with the advice of Goldman Sachs International has identified certain alternatives to strengthen its capital base. These include the structuring of the mandatory convertible preference


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shares as well as the co-investment by minority partners in non-core and acquired assets. Both of these initiatives will substantially contribute to reach BCP's target Tier I Capital of 7%.

Goldman Sachs International acted as financial advisor to Banco Comercial Portugues in connection with the acquisition of Seguros e Pensoes and the partial sale of its stake in Eureko B.V.



-End of Announcement-


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